Santa Cruz Ventures Inc

(Formerly Avance Venture Corp)
430 – 580 Hornby Street, Vancouver, B.C. V6C 3B6
(604) 687-0586 FAX (604) 687-4456
email magick1@shaw.ca

04 MAR -9 AM 7:21

04010401

March 1st 2004

SUPPL

Paul Dudeck
Special Counsel, International Finance
U.S. Securities & Exchange Commission
Washington, DC USA 20549

RE: Santa Cruz Ventures Inc (Formerly Avance Venture Corp)
File No. 82-4137

Dear Sir:

Please find enclosed a copy of BC Securities FORM 51-901F – Quarterly Report for the third Quarter ended January 31, 2004 that was filed electronically on SEDAR (www.sedar.com) today.

Kindly advise if we are filing these reports with the correct SEC office to handle these types of filings on behalf of Foreign (Canadian) Corporations.

This filing should ensure that filings for File No. 82-4137 made pursuant to Rule 12g3-2b with the SEC are current.

Please take note of current address and contact information. Should you require any additional information, please contact this office at your convenience.

Sincerely

Santa Cruz Ventures Inc

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

Robert Hughes
President

ENCLS: Quarterly Report 03/01/04
CC: William E. Schmidt

3/9

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

04 MAR -9 AM 7:21

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
SANTA CRUZ VENTURES INC	2004/01/31	2004/02/17

ISSUER'S ADDRESS

430 – 580 Hornby Street

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.	V6C 3B6	604-687-4456	604-687-0586

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Robert Hughes	President	604 590-5339

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Magick1@shaw.ca	www.Avance.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jurgen R. Hughes"	Jurgen R. Hughes	2004/02/17
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Robert Hughes"	Robert Hughes	2004/02/17

(Electronic signatures should be entered in "quotations".)

SCHEDULE A (FORM 51-901F)

SANTA CRUZ VENTURES INC

(Formerly Avance Venture Corp)

Balance Sheet
As at January 31, 2004 (unaudited) and April 30, 2003

	31-Jan-04	30-Apr-03
ASSETS	$	$
Current		
Cash	423	51
Accounts receivable (GST)	5,778	23,117
Lawyers Trust account	34,085	
Investments for sale	67,054	87,654
	107,340	110,822
Mineral interests & deferred		
exploration costs (Bullmoose)	25,790	25,000
Sadim Property	11,790	0
Wavy Lake Gas Property	74,659	73,927
	219,579	209,749
LIABILITIES		
Current		
Accounts payable	44,767	32,772
Advances from Related parties	96,238	78,055
	141,005	110,827
Term Loans		
Note payable	50,000	0
	191,005	110,827
SHAREHOLDERS EQUITY		
Share capital	6,969,118	6,969,118
Deficit per schedule	(6,940,544)	(6,870,196)
	28,574	98,922
	219,579	209,749

SANTA CRUZ VENTURES INC
(Formerly Avance Venture Corp)

Consolidated Statement of Expense & Deficit

	Three Months Ended Jan 31		Nine months ended Jan 31	
	2004	2003	2004	2003
	$	$	$	$
Expense				
Audit & accounting	2,250	210	8,250	1,710
Bank charges & interest	427	976	2,043	5,349
Data processing	0	2,213	381	4,282
Filing fees & dues	2,500	3,319	5,447	13,682
Financing costs	0	14,281	0	27,823
Legal	9,877	7,492	12,124	38,483
Management fees	0	15,000	12,500	45,000
Office & secretarial	30	4,520	4,446	14,475
Promotion & shareholder information	1,819	9,377	3,971	30,182
Telephone & fax	114	961	1,137	3,672
Transfer agent fees	5,158	2,278	9,826	6,418
Travel & auto	99	918	1,849	8,244
	22,274	61,545	61,974	199,320
Write-down of Investments	0	0	8,373	0
Net Loss for the period	22,274	61,545	70,347	199,320
Deficit, beginning	6,918,270	6,718,391	6,870,197	6,580,616
Deficit, ending	6,940,544	6,779,936	6,940,544	6,779,936
Net Loss per share	$0.002	$0.005	$0.006	$0.016

SANTA CRUZ VENTURES INC
(Formerly Avance Venture Corp)

Consolidated Statements of Cash Flow
(Unaudited)

	Three Months Ended January 31		Nine Months Ended January 31	
	2004	2003	2004	2003
	$	$	$	$
Cash Provided (used)by Operating Activities				
Net loss for the period	(22,274)	(61,545)	(70,348)	(199,320)
Non-cash items				
Write-down of Investments			8,373	
	(22,274)	(61,545)	(61,975)	(199,320)
Changes in other non-cash items				
Accounts receivable	(1,681)	(7,766)	17,339	(7,821)
Funds in trust	(33,440)		(34,085)	
Accounts payable	10,303	(70,461)	11,995	(4,345)
	(47,092)	(139,772)	(66,726)	(211,486)
Financing activities				
Shares issued for cash		175,232		663,232
Loans other	50,000	12,055	50,000	17,453
Share purchase warrants				(282,000)
Share subscriptions				(191,000)
Advances from Related Parties	9,407	(34,506)	18,183	14,411
	59,407	152,781	68,183	222,096
Investing activities				
Investments & advances	135		12,227	(825)
Oil & Gas interests	(420)	(16,490)	(732)	(22,913)
Mineral Interests & deferred costs	(11,790)		(12,580)	(1,422)
	(12,075)	(16,490)	(1,085)	(25,160)
Change in Cash during the period	240	(3,481)	372	(14,550)
Cash Resources - Beginning	183	3,655	51	14,724
Cash Resources - Ending	423	174	423	174

SANTA CRUZ VENTURES INC
(Formerly AVANCE VENTURE CORP)

Notes to Financial Statements
January 31, 2004

Note 1. Basis of presentation

These interim consolidated financial statements should be read in conjunction with the corporation's most recent audited annual financial statements and notes, which were included in the annual report for the year ended April 30, 2003. These financial statements follow the same accounting policies and methods as those audited financial statements

Accounting Policies

The Company has established a policy of deferring all costs relating to exploration and development projects until such time as the projects are placed into production, sold or abandoned.

Related party transactions

The Company shares office facilities and has common management with a number of private and public corporate related parties under common management and directorships. The Company is charged for office rentals and administrative services on a proportional basis, and during the last three months has paid or accrued management fees of $0.00 to a Company controlled by the President. Management believes that the methods of cost allocations and resultant costs are reasonable.

Consolidation and change of name

On January 13, 2004 the Company consolidated its shares on the basis of 10 old for I new share and changed its name to Santa Cruz Ventures Inc. Upon completion of the consolidation the Company will have 1,258,661 shares issued and outstanding.

Subsequent event

On February 13, 2004 the Company announced a Private Placement of 1,000,000 Units at a price of $ 0.27 each Unit comprises one share and one share purchase warrant at a price of $0.36 good for two years, this placement is subject to approval of the TSX Venture Exchange.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

___ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
SANTA CRUZ VENTURES INC	2004/01/31	2004/02/17

ISSUER'S ADDRESS

430 – 580 Hornby Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.		V6C 3B6	604-687-0586	604-687-4456

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Robert Hughes	President	604-590-5339

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
magick1@shaw.ca	www.Avance.ca

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jurgen R. Hughes"	Jurgen R. Hughes	2004/02/17
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Robert Hughes"	Robert Hughes	2004/02/17

ectronic signatures should be entered in "quotations".)

SCHEDULE B: Investment in and expenditures on resource properties

Please refer to the financial statements as at January 31, 2004 attached to SCHEDULE "A" for details, as required we are providing a breakdown of the Expense Item "Legal Fees" which records an expenditure of $9,877 in the quarter and "Transfer agent fees" of $ 5,158 the funds were allocated as detailed below;

Payee	Detail of expense		Total's
Legal Fees paid or accrued to			
Anfield Sujir Kennedy & Durno	Legal fees & expense	4,258	
Burnet, Duckworth & Palmer	Annual Reports Alberta	425	
Thomas Rondeau	Legal fees & expense (estimated)	5,194	9,877
Transfer agent fess paid or accrued to			
ADP Investor Communications	Postage on mailing for meeting	1,767	
Computershare Investor Services	Transfer fees and expense	3,391	5,158

Related Party Transactions:
The Company shares office facilities and has common management with a number of private and public corporate related parties under common management and directorships. The Company is charged for office rentals and administrative services on a proportional basis, and during the 3-month period under review paid or accrued management fees of $0.00 to a Company controlled by the President. Management believes that the methods of cost allocations and resultant costs are reasonable.

2	A	Securities issued in the period	Shares issued after a 10 for 1 consolidation	Consideration
		None	0	$ 0.00
		Total issued, year to date	0	$ 0.00
	B	Options & warrants issued during the period	Number	Expiry
		None	0	
		Total issued year to date	0	
3	A	Authorized capital	200,000,000	No par value shares
		Balance as at April 30, 2003	1,258,661	
		Issued in period (2A above)	0	
			1,258,661	
	B	Options outstanding	Number	Expiry Date
		Issued in prior periods @ $ 0.75 (pre-consolidation)	100,000	Oct 12, 2005
		Cancelled in period	(100,000)	
		Options outstanding end of period	0	
		Warrants outstanding		
		Approved by TSX May 6, 02	137,333	@ $ 2.50 to May 6, 04
		Warrants outstanding end of period	137,333	

C	Escrowed, held by The Montreal Trust Company, in Vancouver, B.C.	15,000

D Listing of Directors as at January 31, 2004

Hughes, Jurgen R.	Director
Hughes, Robert	President CEO
Schmidt, William E.	Director

SCHEDULE C: Management Discussion;

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED JANUARY 31ST 2004

Description of Business

The Company has three active resource projects, The Sadim Property a new acquisition, the Bullmoose Gold Property in the N.W.T, and the Wavy Lake Gas Prospect in Central Alberta. It also has an Investment in a USA based company, which is for sale.

New Property Optioned

During the period the Company Optioned from Toby Ventures Inc., the "Sadim" property located in the Similkameen Mining Division, terms of the agreement call for cash payments totaling $ 20,000 ($10,000 has been paid to date) and property expenditures of $ 300,000 before December 31, 2006 to earn a 50% interest in the property subject to a 3% net smelter royalty. A report on the property has been prepared by John Oster, M.Sc., P.Geo Consulting Geologist

Results of Operations

On January 13, 2004 pursuant to a special resolution passed by the shareholders, the Company has consolidated its capital on a 10 old for 1 new basis and changed its name to Santa Cruz Ventures Inc.

During the period under review ending January 31, 2004 we report that the mining properties (comprising a Mineral Lease and equity interest in the Bullmoose Mine, a former Gold producer were maintained in good standing and the lease payment for 2003 has been made) the properties (mineral lease) are held in a wholly owned N.W.T. Subsidiary (Bullmoose Mines Ltd), They will be maintained in good standing with minimal expenditures, until such time as the gold price has risen to the point at which additional exploration and development expenditures are warranted.

The Wavy Lake Gas project requires additional funding to complete a small seismic project to isolate a drill target, we are currently in discussion with an Alberta Company to act as operator for us on this project, and are working diligently to attract financial partners to fund the project.

The investment in Visiosonic is offered for sale and will be disposed of as soon as practical.

Financial Information

The un-audited financial statements as at January 31st 2004 attached to Form 51-901F Schedule "A" provide full and complete details of expenditures on administration, deferred expense and property costs, of the Company for the quarter ended January 31st 2004 and year

to date (with comparative figures for 2003). The Company reported a net loss of CDN $ 22,274 for the quarter ended January 31st 2004, compared to a net loss of CDN $ 61,545 for the same period in 2003. Working capital deficit at January 31st 2004 was CDN $33,665, which is insufficient to meet the costs of acquiring additional resource assets, or to develop existing resource properties. It will therefore be necessary to generate additional funds through the issue of additional capital securities or borrowings sufficient to meet current and future obligations.

Discussions are ongoing with potential investors to raise sufficient capital to fund current projects and ongoing operations, (*see subsequent event below*).

Investments

No additional investments have been or will be made, and the remaining investment will be disposed of as soon as practical.

Investor communication and Public Relations

During the quarter the Company incurred costs relating to the preparation and dissemination of Quarterly and Annual Reports and other shareholder information. The Company does not have an investor relation's contract at this time.

Legal actions

The Company and Hughes Maritime Corp commenced legal action against Noram Relations Group Corporation (NRGC) in February 2001 and have an B.C. Supreme Court injunction preventing the transfer of 200,000 shares of the Company, the Company's claim is that NRGC filed a false affidavit claiming the shares had been lost, and as a result illegally obtained a duplicate certificate for 200,000 shares.

Subsequent events

On February 9th 2004 the consolidated shares commenced trading on the TSX Venture Exchange under the symbol "SCZ".
On February 13th 2004 the company announced a private placement of 1,000,000 units at a price of $0.27 per unit. Each unit consists of 1 common share and I share purchase warrant, exercisable at a price of $0.36 per share for two years, the private placement is subject to TSX Venture Exchange approval.

Submitted on behalf of the Board of Directors
Santa Cruz Ventures Inc.

Signed " Robert Hughes "

Robert Hughes
President

17th February 2004